UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) Plan for Hourly Employees

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Archer-Daniels-Midland Company

4666 Faries Parkway

PO Box 1470

Decatur, Illinois 62525

Audited Financial Statements

ADM 401(k) Plan for Hourly Employees

Year Ended December 31, 2001 and the Period August 1, 2000 (Inception) Through

December 31, 2000

ADM 401(k) Plan for Hourly Employees

Audited Financial Statements

Year Ended December 31, 2001 and

the Period August 1, 2000 (Inception) Through December 31, 2000

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Report of Independent Auditors

The Administrative Committee

ADM 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) Plan for Hourly Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and the period August 1, 2000 (Inception) through December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 and the period August 1, 2000 (Inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 24, 2002

St. Louis, Missouri

ADM 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits
	December 31
	2001	2000
Assets
Interest in Master Trust	$30,580,965	$9,320,249
Contributions receivable from employees	180,211	495,970
Net assets available for benefits	$30,761,176	$9,816,219

See accompanying notes.

ADM 401(k) Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

		Period August 1,
		2000
	Year Ended	(Inception) Through
	December 31,	December 31,
	2001	2000
Additions:
Contributions from participating employees	$ 7,102,495	$2,271,860
Transfer of assets from another plan	14,304,908	48,938
Dividend and interest income	655,600	245,349
	22,063,003	2,566,147

Deductions:
Benefit payments:
Common stock	-	(990)
Cash	(1,302,829)	(299,389)
	(1,302,829)	(300,379)

Transfer from ADM Employee Stock Ownership Plan for Hourly Employees	-	7,636,654

Net realized and unrealized appreciation (depreciation) in fair value of investments	184,783	(86,203)

Net increase	20,944,957	9,816,219

Net assets available for benefits at beginning of period	9,816,219	-
Net assets available for benefits at end of period	$30,761,176	$9,816,219

See accompanying notes.

1. Description of the Plan

General

The ADM 401(k) Plan for Hourly Employees (the Plan) is a defined contribution plan that became effective August 1, 2000 and is available to all eligible hourly employees of Archer Daniels Midland Company (ADM or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM Employee Stock Ownership Plan for Hourly Employees (ESOP). Prior to August 1, 2000, the 401(k) and loan features were offered under the ESOP. On August 1, 2000, these features and all of the ESOP's investments other than ADM common stock were transferred to the Plan.

The Company matches contributions made to the Plan by contributing to the ESOP, in the form of ADM common stock.

An eligible employee who was eligible to make before-tax contributions under the ESOP immediately prior to August 1, 2000 became an active participant of the Plan on August 1, 2000. After that date, employees become active participants on the first day of the calendar month after completing six months of continuous employment with a participating employer at a participating location.

Effective August 1, 2000, the Company and Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, executed a trust agreement and established a master trust for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1 percent up to as much as 15 percent of their compensation to the Plan, subject to certain Internal Revenue Service limitations.

1. Description of the Plan (continued)

All Company contributions are deposited in the ESOP in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan, including ADM common stock.

Participants in the ESOP who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to their account to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Participants in the ESOP may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Plan Mergers

During the year ended December 31, 2001, ADM acquired Consolidated Nutrition and merged the assets and liabilities of the savings plan covering the hourly employees of Consolidated Nutrition into the Plan, as is the policy of ADM.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant account balance. A maximum of one loan may be outstanding to a participant at any time. On August 1, 2000, the participant loan feature and balances were transferred to the Plan from the ESOP.

1. Description of the Plan (continued)

Loans are allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans are available for up to five years, and home purchase loans are available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1 percent at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

2. Significant Accounting Policies (continued)

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan's investments are in the Master Trust which was established on August 1, 2000 for the investment of assets of the Plan and certain other ADM benefit plans. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 6.6 percent and 12.7 percent, respectively.

The following table presents the fair value of investments for the Master Trust:

	December 31
	2001	2000
Assets
Cash equivalents	$ -	$ 8,150
Investment securities:
ADM common stock	349,016,405	64,409,286
Mutual funds	98,163,615	6,898,506
Other common stock	12,233,351	1,093,420
Participant loans	4,608,091	721,574
Net assets available for benefits	$464,021,462	$73,130,936

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income is as follows:

		Period August 1,
		2000
	Year Ended	(Inception) Through
	December 31,	December 31,
	2001	2000
Net realized and unrealized gains (losses) on investments:
ADM common stock	$ 1,540,661	$25,661,780
Mutual funds	(1,316,567)	(284,293)
Other common stock	(1,493,113)	68,483
	$(1,269,019)	$25,445,970

Dividend and interest income	$ 9,109,781	$ 653,743

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes the Plan is qualified and, therefore, the related trust is exempt from taxation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz

Senior Vice President and Chief Financial Officer

Dated: June 27, 2002

Exhibit Index

Exhibit Description

23 Consent of Ernst & Young LLP.